June 26, 2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: J.P. Morgan Chase & Co and other Affiliates
Incoming letter dated June 25, 2002

Based on the facts presented and subject to the terms and conditions set forth in your letter, the Division will not raise any objection if any employee securities companies ("Limited Partnerships") formed by J.P. Morgan Chase, in accordance with the terms of your letter, do not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") with respect to the Units in the Limited Partnerships, until such time as the Limited Partnerships otherwise are required to report under the Exchange Act. Defined terms have the meanings set forth in your letter.

This position is based upon the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Amy M. Starr
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-2

June 26, 2002

Mr. Howard M. Bergtraum
O'Sullivan LLP
30 Rockefeller Plaza
New York, New York 10112

RE: J.P. Morgan Chase & Co and other Affiliates

Dear Mr. Bergtraum:

In regard to your letter of June 25,2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

O'SULLIVAN LLP

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112
212-408-2400
FAX: 212-408-2420
www.osullivanllp.com

RECEIVED
2002 JUN 26 PM 3:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

June 25, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0609

No-Action Request by J.P. Morgan Chase & Co. and other Affiliates

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co., a Delaware corporation ("J.P. Morgan Chase"), and any employees securities companies (as defined below) that are established or, currently being established or may be established in the future in accordance with the terms herein (the " Limited Partnerships"), we respectfully request the concurrence of the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") that the Staff will not take enforcement action against J.P. Morgan Chase or any Limited Partnerships formed by J.P. Morgan Chase if the number of holders of record of a class of limited partner interests (the "Units") in any of the Limited Partnerships equals or exceeds 500 holders and the Limited Partnerships do not register such class of Units with the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission promulgated thereunder.

Background

The Limited Partnerships are affiliates of J.P. Morgan Chase. The Limited Partnerships are investment partnerships organized to enable certain key officers, employees, partners and directors of J.P. Morgan Chase and its majority owned direct and indirect subsidiaries to pool their capital and co-invest in opportunities that become available to J.P. Morgan Chase during a particular calendar year (an "Investment Year"), primarily through the activities of J.P. Morgan Partners, LLC, a Delaware limited liability company (including its predecessor, Chase Capital Partners, and together with certain of its affiliates, "J.P. Morgan Partners").[1] J.P. Morgan Chase's purpose in forming the Limited Partnerships is to motivate and

[1] The Limited Partnerships may invest capital contributions in private equity funds ("Underlying Funds") which may be affiliated with J.P. Morgan Chase. Underlying Funds may, in turn invest in leveraged buyouts, venture capital, recapitalization, growth opportunities, privatizations and other forms of negotiated transactions involving private equity.

reward key personnel employees by giving them the opportunity to participate in the Limited Partnerships.

The management and control of the Limited Partnerships will be vested in the general partner of the Limited Partnerships (the "General Partner"). The General Partner of each Limited Partnership will be controlled, directly or indirectly, by J.P. Morgan Chase. Thus, the investment discretion over each Limited Partnership's investment portfolio will be exercised by or, directly or indirectly, under the direction of a board of directors or other committee serving similar functions (the "Board") of an entity which is directly or indirectly controlled by J.P. Morgan Chase and which directly controls the Limited Partnerships. The Limited Partnerships will co-invest in investments alongside affiliates of J.P. Morgan Chase. Thus, such affiliates of J.P. Morgan Chase will have, and the individuals who serve on the Board may have, direct and/or indirect stakes in the favorable outcome of the same portfolio investments in which the Limited Partnerships participate. In addition, the individuals that manage J.P. Morgan Partners and make investment decisions with respect thereto will have a substantial portion of their compensation tied to the favorable outcome of the same portfolio investments in which the Limited Partnerships participate.

The General Partner will be required to make capital contributions to the Limited Partnerships that generally will be equal to at least 1% of the Limited Partnerships' aggregate capital commitments. Additionally, the General Partner will be required to make a leverage contribution to the Limited Partnerships for the benefit of the Eligible Employees (as defined below) admitted to the Partnership (each, a "Limited Partner"). By the end of the applicable Investment Year, such leverage contribution will be made in the required ratio to Limited Partners' contributions.[2] The General Partner's leverage contribution may be in the form of a loan or a preferred interest.

The Limited Partnerships (including partnerships formed in foreign jurisdictions) may rely on the requested relief if the terms and conditions regarding investor eligibility, process by which the General Partner receives distributions with respect to its leverage contributions, rights of former employees and their representatives, method of purchase, term, transferability and rights to receive information (including the receipt of annual and semiannual reports containing the information set forth under "C. Limited Partners Will Have Adequate Information

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[2] The leverage contribution will be subject to vesting as further discussed below. As a result, if a Limited Partner is terminated from his or her employment with J.P. Morgan Chase, to the extent such terminated Limited Partner's interest is not fully vested, such terminated Limited Partner will not receive the benefit of the full leverage contribution.

Regarding the Limited Partnerships without Public Registration and Reporting") are, in all material respects, substantially the same as set forth herein.[3]

J.P. Morgan Partners, the investment manager of each of the Limited Partnerships, is registered under the Investment Advisers Act of 1940. J.P. Morgan Partners is a global private equity organization that provides equity and mezzanine financing for a wide variety of investment opportunities, including management buyouts and recapitalizations, venture capital, growth equity and real estate. J.P. Morgan Partners makes these investments on behalf of J.P. Morgan Chase as investment manager through various partnerships, limited liability companies and other investment vehicles, including other employee securities companies to be formed in the future. The General Partner will have complete control of each of the Limited Partnership's businesses and such control will be exercised by the appropriate officers of the General Partner or their designees. J.P. Morgan Partners, as the investment manager of the Limited Partnerships, will have the responsibility for the identification, review and structuring, and analysis and recommendation with respect to, proposed investments and realizations. All final investment and realization decisions will be made by affiliates of J.P. Morgan Partners on behalf of the Limited Partnerships. Limited Partners will not participate in any investment decisions or the management of the Limited Partnerships.

Each of the Limited Partnerships will be an "employees' securities company" under Section 2(a)(13) of the Investment Company Act.[4] J.P. Morgan Chase and several of its predecessors and affiliates have received exemptive orders from the Commission in connection with limited partnerships formed by each entity pursuant to Sections 6(b) and 6(e) of the Investment Company Act (the "40 Act Orders") exempting the various limited partnerships from the registration requirement under, and most of the provisions of, the Investment Company Act.[5] Each of the limited partnership agreements for the Limited Partnerships (the "Partnership

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[3] The terms of the Limited Partnerships may differ from the terms set forth herein with respect to, (i) vesting schedules, (ii) partnership assets, (iii) term of the partnerships, (iv) repurchase provisions, (v) amount of capital contributions, (vi) cost of limited partnership interests, (vii) amount of leverage contributed by the general partner, and (viii) the fixed return percentage.

[4] An "employees' securities company" is defined under Section 2(a)(13) of the Investment Company Act as any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

[5] See *In Re Sixty Wall Street Fund, L.P. et al.*, Release No. 23601 (Dec. 16, 1998), *In the Matter of Chase Global Co-Invest Partners 1997, L.P.*, Release No. 23261 (June 17, 1998), *In the Matter of Hambrecht & Quist Employee Venture Fund, L.P., et al.*, Release No. 2348 (September 16, 1998).

Agreements") will stipulate that transactions otherwise prohibited under Section 17(a) or Section 17(d) of the Investment Company Act and Rule 17d-1 promulgated thereunder will be effected only if the General Partner's Board of Directors determines that (a) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners and General Partner (collectively, the "Partners") and do not involve overreaching of such Limited Partnership or its Partners on the part of any person concerned; and (b) the transaction is consistent with the interests of the Partners in the Limited Partnerships, such Limited Partnerships' organizational documents and such Limited Partnerships' reports to its Partners or investors.

In order to maintain the Limited Partnerships' status as employees' securities companies, the persons and entities eligible to participate in the limited partnerships will be strictly limited to those persons and entities that come within the scope of eligible participants under the 40 Act Orders. Under the 40 Act Orders, the individuals eligible to participate in the limited partnerships are (1) current or former key employees, officers, directors, partners, or persons who qualify as "persons on retainer" of J.P. Morgan Chase and its affiliates (2) spouses, parents, children, spouses of children, brothers, sisters and grandchildren of the persons set forth in clause (1) above, or (3) trusts or other investment vehicles established for the benefit of the persons set forth in clauses (1) and (2) above. Although the 40 Act Orders permit a broader group of participants, the Limited Partnerships in relying on the relief requested in this letter will limit the individuals eligible to participate in the Limited Partnerships to current employees, officers, or directors of J.P. Morgan Chase and majority owned direct and indirect subsidiaries or former employees, officers, or directors who were employees, officers or directors when they were admitted to the Limited Partnerships (each, an "Eligible Employee").[6] Each Eligible Employee will be required to meet the standards for an "accredited investor" under Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), by having (1) an individual net worth or net worth with his or her spouse that exceeds $1,000,000 or (2) an individual income in excess of $200,000 in each of the two most recent years or joint income with his or her spouse in excess of $300,000 in each of such years and a reasonable expectation of reaching the same income level in the year such Eligible Employee is admitted as a Limited Partner[7].[8] The Limited

6 See Note 14.

7 Each Eligible Employee will be required to have an individual income in excess of $200,000 in each of the two most recent years or joint income with his or her spouse in excess of $300,000 in each of such years and a reasonable expectation of reaching the same income level in the year such Eligible Employee is admitted as a Limited Partner regardless of whether such Eligible Employee has an individual net worth or net worth with his or her spouse that exceeds $1,000,000.

8 Although the Limited Partnerships will require all Eligible Employees to meet the standards of an "accredited investor", we hereby reserve the right to admit certain individuals who manage the day-to-day affairs of any Limited Partnerships ("Managing Employees") as Limited Partners of such Limited Partnerships. Eligible Managing Employees will have primary responsibility for operating the relevant Limited Partnership. These

Partnerships will rely on the exemption from registration under the Securities Act contained in Regulation D.

Each Limited Partner's total subscription amount will be unconditionally due upon closing. The General Partner will not admit additional Limited Partners after the closing. The General Partner will make its required contributions to the Limited Partnerships generally at the time each Limited Partnership funds its investments. The investments that constitute the Limited Partnership assets will be funded with the capital contributions of the Limited Partners and the General Partner (including the General Partner's leverage contribution). The Limited Partnerships will purchase all the Limited Partnership assets during the applicable Investment Year, except to the extent additional payments are required with respect to investments committed to be made during the applicable Investment Year. No further contributions by Limited Partners will be required to fund such payments. Amounts received by the Limited Partnerships in connection with the Limited Partnership assets will not be subject to reinvestment by the Limited Partnerships. Such amounts will be distributed to the Limited Partners and the General Partner in the sole discretion of the General Partner. To the extent the Limited Partnerships make distributions, such distributions will first be made to the General Partner in an amount equal to its leverage contributions to the Limited Partnerships (and the priority return in connection therewith) and thereafter to the Limited Partners and the General Partner in accordance with their capital contributions. Limited Partners will not be required to make any additional contributions in the event distributions are insufficient to cover the leverage contribution made by the General Partner and the priority return in connection therewith. Distributions (which may be in the nature of advances) will be made to permit Eligible Employees to discharge their tax liabilities resulting from the allocation of income to them by the Limited Partnerships. The Limited Partnership will have a limited life, not to exceed 16 years.

There will not be a public market for the Units. Each of the Limited Partnerships will advise prospective investors in a confidential private placement memorandum that the Units will not be transferable and that an investment in the Limited Partnership should be viewed as long-term and illiquid. Of the approximately 98,000 worldwide employees of J.P. Morgan Chase and its affiliates, only a small fraction would qualify as Eligible Employees able to invest in the Limited Partnerships. Eligible Employees are, and will continue to be, experienced

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responsibilities will include, among other things, identifying, investigating, structuring, negotiating, and monitoring investments for the relevant Limited Partnership, communicating with the participants, maintaining the books and records, and making recommendations with respect to investment decisions by the General Partner of the relevant Limited Partnership. Each eligible Managing Employee will (a) be closely involved with and knowledgeable with respect to the relevant Limited Partnership's affairs, (b) be an officer or employee of J.P. Morgan Chase and its affiliates, and (c) have reportable income from all sources (including any profit sharing and bonuses) in the calendar year immediately preceding the Managing Employee's participation in the relevant Limited Partnership in excess of $120,000 and have a reasonable expectation of reportable income of at least $150,000 in the years in which the Managing Employee invests in the Limited Partnership.

professionals in the banking or financial services business, or in administrative, financial, accounting, legal or operational activities related thereto.

Similarly, Limited Partners will not be able to sell, pledge or otherwise transfer all or any portion of their Units or any interests therein, except with the prior written consent of the General Partner (which consent may be withheld in the sole discretion of the General Partner). The Partnership Agreements will provide that, such transfer, if permitted, may only be made to the General Partner. Units will not be redeemable at the option of the Limited Partners.

The Limited Partnerships will have assets in excess of $10 million and will have more than 500 Limited Partners. Upon a Limited Partner's termination of employment due to death or disability, such Limited Partner's Units will immediately become fully vested and the estate of such Limited Partner will retain the economic interest with respect thereto. Otherwise, a Limited Partner generally will have the right to continue to participate as a Limited Partner in the Limited Partnerships after the related Eligible Employee's employment with J.P. Morgan Chase or its affiliates is terminated to the extent that such Limited Partner's interest in the Limited Partnership has not been forfeited based on time-vesting. Since a Limited Partner's total subscription amounts are due upon closing, such Eligible Employee will have no further capital contributions due with respect to his or her vested interest. Additionally, such Eligible Employee whose employment has been terminated, however, will not be allowed to participate in any future investment programs through other Limited Partnerships. The Partnership Agreements may include a saving provision that gives the General Partner the right, in its sole discretion, to redeem a Limited Partner's interest if necessary to give the Limited Partnerships the ability to avoid being subject to certain securities regulations, including Section 12(g) registration and reporting. The terms of any redemption right, and the circumstances under which such right can be exercised by the General Partner, will be disclosed to the Limited Partners at the time they are invited to participate in the Limited Partnerships through the confidential private placement memorandum. For the reasons discussed below under "D. The Staff Has Established Several Precedents Demonstrating That Exemptive Relief Is Appropriate," J.P. Morgan Chase does not have any intention for the General Partner to redeem the Units held by former employees unless such redemption is absolutely required to avoid Section 12(g) registration, except for redemptions, which are not currently contemplated, which are required by other regulatory considerations. If the relief sought herein is granted, the General Partner does not intend to exercise this right of redemption. The Partnership Agreements may contain provisions permitting the repurchase of (1) Unvested Units of Eligible Employees and (2) all Units of Eligible Employees terminated for cause, at the lesser of cost or fair market value.

Discussion

Section 12(g) of the Exchange Act and Rule 12g-1 thereunder require an unregistered securities issuer to file an Exchange Act registration statement within 120 days after the last day of its fiscal year if the issuer's assets exceed $10 million and a "class" of its equity securities is held "of record" by 500 or more record holders. The Limited Partnerships will have assets in excess of $10 million and more than 500 Limited Partners for the class of limited partner interests offered in connection with J.P. Morgan Chase's investment program.

The purpose of Section 12(g), included in the Exchange Act by the Securities Act Amendments of 1964 (the "1964 Amendments"),[9] was "to extend to investors in certain over-the-counter securities the same protection now afforded to those in listed securities by providing that the issuers of certain securities now traded over the counter shall be subject to the same requirements that now apply to issuers of securities listed on an exchange."[10] Before the 1964 Amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

A release of the Commission, citing a House Committee report that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market."[11] A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed that "issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors."[12]

All of the authorities cited above strongly suggest that it was not the intent of Congress to require Exchange Act registration by an issuer that did not have "publicly traded securities" or "securities traded in the over-the-counter market" and that was not the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest."

Section 12(h) of the Exchange Act provides that issuers may be exempted by rules and regulations of the Commission or by exemptive order if the Commission "finds, by reason of the number of public investors, amount of trading interest in the securities, the number

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9 Pub. L. 88-476, 78 Stat. 565 (1964).

10 H. Rep. No. 1418 (1964), *reprinted in* 1964 U.S.C.C.A.N. 3013; *id* at 3027-28 ("Section 3(c) of the bill would. . . provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosure required in connection with listed securities.")

11 *Proposed System of Classification of Smaller Issuers for Purposes of Exempting them from Certain Reporting and Other Requirements*. Release No. 34-18189 (Oct. 20, 1981) (citing Report of Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Conf. Rep. No. 95, pt. 3 (1963)).

12 *Reporting by Small Issuers,* Release No. 34-23407 (July 8, 1986).

and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors."

The following discussion sets forth the basis of the relief that J.P. Morgan Chase is seeking, the benefits for its investors from relief from registration and reporting requirements, and applicable precedents supporting our request for no-action relief. In particular, due to (a) the absence of public investors, (b) the lack of public trading and (c) the availability of adequate information with respect to the Limited Partnerships and the Units, we respectfully submit that the Limited Partnerships are entitled to the exemption provided by Section 12(h) of the Exchange Act.

A. There Will Be No Public Investors.

Public investors cannot hold Units in the Limited Partnerships. The initial investment in the Units will be restricted by the 40 Act Orders and the Partnerships' Agreements to Eligible Employees, which ensures that interests in the Limited Partnerships will be held by persons with a close nexus to J.P. Morgan Chase. The Units will not be available for purchase or owned by any public investors or, indeed, by anyone other than Eligible Employees.[13] Based on prior interpretations issued by the Staff, we believe that the protection of public investors provided by Section 12(g) through its registration requirements is unnecessary with respect to the Limited Partnerships and the Units. The actual number of employees holding securities in employee stock ownership and stock option plans does not appear to be a factor.[14]

B. No Public Market or Trading in the Units Will Exist.

The ownership and transfer of Units, as described below, will be extremely restricted. The Units will not be listed on a national securities exchange or quoted by any securities broker or dealer and will not be available for purchase by the public. As stated in "A. There Will Be No Public Investors", the Units will be offered only to Eligible Employees and may be transferred only to the General Partner with the General Partner's consent. There will be no public market for the Units and no Units will ever be available for purchase by the public generally.

Each investor will acquire Units directly from the Limited Partnerships. Each participant is expected to hold its Units until the final liquidation date specified under the

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13 J.P. Morgan Chase understands that without further action by the Staff, the requested relief will not apply to Limited Partnerships if any Limited Partnerships provide for acquisitions by or transfers to estate-planning vehicles, family trusts or "persons on retainer".

14 See, e.g., Kinkos, Inc. (Nov. 30, 1999); Lexington Holding Corporation, Exchange Act Rel. No. 29124 [File No. 81-849] (April 23, 1991).

relevant Partnership Agreement. Therefore, we believe that the facilitation and protection of public trading provided by Section 12(g) through its registration and public dissemination of information requirements are unnecessary with respect to the Units because there will be no public trading.

C. Limited Partners Will Have Adequate Information Regarding the Limited Partnerships Without Public Registration and Reporting.

On an annual basis, the Limited Partnerships will furnish to each Limited Partner annual financial statements of the Limited Partnerships and a statement of such Limited Partner's capital account within 180 days of the end of the Limited Partnerships' fiscal year. The annual financial statements of the Limited Partnerships will be audited by a firm of independent certified public accountants and prepared on the basis of a private equity fund rather than on the basis of a registered investment company. In addition, each Limited Partner will receive a Schedule K-1, as promulgated by the Internal Revenue Service, showing such Limited Partner's share of income, gains, losses, credits and other income tax items of the relevant Limited Partnership. The Limited Partnerships will also furnish to the Limited Partner's reports describing the general nature (by category) of investments held by the relevant Limited Partnership as of the date of such report, which will include applicable data as to industry, asset class and geographic region, the amount of investments in each such category, and the rates of return on such investments in each such category. At the end of each fiscal year of the Limited Partnerships, J.P. Morgan Chase will make a valuation or have a valuation made of all the assets of the Limited Partnerships as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Limited Partnerships. Summary valuation information will be furnished to the Limited Partners.

In addition, each Limited Partner will be furnished, on a semi-annual basis, the unaudited financial statements of the relevant Limited Partnership, as well as a statement of such Limited Partner's capital account as of such interim period. The Limited Partnerships will also furnish to the Limited Partners an additional report, no less frequently than semi-annually together with the annual financial statements and the semi-annual unaudited financial statements, during the relevant Limited Partnership's fiscal year describing the relevant Limited Partnership's investment activities to date, including investment highlights, such as (i) the number and amount of all investments by categories, (ii) a discussion of those factors, strategies and techniques that materially affected the Partnership's performance during the period covered by the report, and (iii) other relevant information provided in the discretion of the General Partner.[15] Further, under

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[15] Since each Limited Partnership will invest or commit to invest all of such Limited Partnership's available capital during the applicable Investment Year and prior to the distribution of its first annual report the Limited Partnerships do not plan on furnishing to the Limited Partners any Annual Report Supplemental Information that would be required to be supplied by a registered investment company. Such information is not applicable to a fully invested private equity fund.

the Partnership Agreements the Limited Partners will have the right at all reasonable times to examine the books and records of the Limited Partnerships maintained by the General Partner, including the list of all Limited Partners in the relevant Limited Partnership, subject to reasonable limitations to protect confidential information. Finally, as described below in subsection H, if the Limited Partners are asked to vote on any amendment or waiver of the relevant Limited Partnership's Partnership Agreement, or to grant any approval required under the Investment Adviser's Act of 1940, as amended (the "Adviser's Act"), the relevant Limited Partnership will furnish in writing all material information to the Limited Partners with respect to the matter being voted on or approved, including information substantially similar to that which they would receive under the Exchange Act proxy rules applicable to Registered Funds (as such term is defined under the Exchange Act).

Prior to making their investment decision, the Eligible Employees will generally be advised in the confidential private placement memorandum of the conflicts of interest that may exist among the Limited Partnerships and the Limited Partners on the one hand and J.P. Morgan Chase and its affiliates on the other hand, as well as the annual and other fees payable by the Limited Partnerships to J.P. Morgan Chase and its affiliates, including J.P. Morgan Partners. The Limited Partnerships will continue to make similar disclosures to the Limited Partners in the annual reports.

The Limited Partners will be sophisticated investors who meet the "accredited investor" standards under Regulation D of the Securities Act. As "accredited investors", and as Eligible Employees, the Limited Partners will have access to, and can obtain further information from, the Limited Partnerships. In addition, even if the employment of an Eligible Employee were to terminate, such termination would not affect the right of the Limited Partner to continue to receive information from the relevant Limited Partnership. The Limited Partners terminated from employment would continue to receive the same information, stated above, as is provided to Limited Partners of continuing employment. It is also in J.P. Morgan Chase's interest, in order to achieve employee retention and the incentives forming the basis for establishment of the Limited Partnerships, to keep its Limited Partners adequately informed of developments relating to the Limited Partnerships. Accordingly, we respectfully submit that there is no need to require that further information be provided to the Limited Partners by reason of registration under Section 12(g) and that no policy consideration is served by making such information available to the public at large.

D. The Staff Has Granted No-Action Relief In Comparable Situations.

The Staff has issued several no-action letters and orders in comparable situations involving employee owned securities.[16] These no-action letters and orders emphasize many of

[16] See, e.g., Citigroup Employees' Securities Companies (November 20, 2001); Camp Dresser & McKee (Sept. 11, 2000); FMR Corp. (Feb. 6, 1997) ("FMR"), Montgomery Watson, Inc. (Nov. 2, 1995); Parsons

the same factors that are applicable to the Limited Partnerships: the lack of public investors, the lack of public trading in the securities at issue and restrictions imposing significant restrictions concerning stock ownership and the type of information and available to security holders. These no-action letters and orders involved requests for relief with respect to an issuance to a class of over 500 holders who are employees. The Commission agreed that, in each case, the applicant should be exempt from registration because (i) their stock ownership was limited to eligible employees of each company and, in the case of Citigroup and CH2M, also to former employees; (ii) there was no trading in the stock; and (iii) employee shareholders in each company appeared to have sufficient knowledge of and access to the company's financial and other information.

In Citigroup, the Staff granted Section 12(g) relief to limited partnerships, similar to the Limited Partnerships, with more than 500 participants. As in the case of the Limited Partnerships, the limited partnerships in Citigroup (i) were formed to allow certain eligible employees of Citigroup, Inc. and its majority-owned subsidiaries to participate, on a leveraged basis, in professionally managed portfolios of private equity investments, (ii) provided disclosure to the limited partners substantially similar to the disclosure provided to the Partners by the Limited Partnerships, (iii) permitted terminated employees to continue to participate in the limited partnerships to the extent their interest had vested, (iv) allowed the general partner of the limited partnerships to repurchase the entire interest of a limited partner terminated for cause or the unvested portion of a limited partner terminated for any reason other than for cause, retirement, death or disability, and (v) allowed the general partner to treat a limited partner whose employment was terminated because of death, disability or retirement, as if such limited partner continued to be employed by Citigroup or one of its affiliates.

Citigroup can be distinguished from the Limited Partnerships with respect to vesting and the requirement to repay 50% of the loan provided by Citigroup. These differences are merely technical and should not affect the requested relief.

The remaining no-action letters and orders could be distinguished from the facts presented by the Limited Partnerships on two points. First, the issuers of the securities in these no-action letters and orders were operating companies that employed the employee security holders rather than investment vehicles that held securities unrelated to the employer. Second, except in the case of Unix, the issuer generally agreed to repurchase the securities from the employee upon termination of employment (except, in some cases, terminations resulting from

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Brinkerhoff Inc. (June 22, 1995). In addition, the Commission also has issued several orders under Section 12(h). See, e.g., McKinsey & Company, Inc., Exchange Act Rel. No 29020 [File No. 81-919] (March 28, 1991) ("McKinsey"); CH2M Hill Companies, Ltd., Exchange Act Rel. No. 22992 [File No. 81-725] (March 7, 1986) ("CH2M"); Unix Systems Laboratories, Exchange Act Rel. No. 29020 [File No. 81-848] (March 28, 1991) ("Unix").

retirement).[17] These differences, however, do not warrant denying the Limited Partnerships the relief requested herein.

On the first point, as discussed above, the Staff has issued no-action letters that involve investment vehicles established for employees: Sarnoff and CSI.[18] The employers in both of these letters offered investment opportunities to employees in an effort to improve employee retention.

The investment vehicles described in Sarnoff and CSI had many of the same characteristics as the Limited Partnerships. In Sarnoff and CSI, the investors were limited to employees, retirees, employees on disability and the estates of deceased employees; the transferability of the interests was limited; and holders of the interests would receive adequate disclosure concerning the company and their investments.

Thus, the staff has recognized that relief from Section 12(g) is appropriate for investment vehicles that are offered to employees if the standards that have been traditionally applied in granting Section 12(g) relief are otherwise satisfied.

With respect to the second point, as discussed above, Sarnoff, CSI and certain of the other no-action letters and orders cited above may be distinguished on the basis that they contemplated that the issuer generally would repurchase the stock from the employee if the employee left the company. There are several reasons why this approach is not appropriate for the Limited Partnerships.

The inclusion of such Limited Partners is consistent with J.P. Morgan Chase's business objectives to retain and reward its key personnel. J.P. Morgan Chase believes that an Eligible Employee should be permitted to continue to participate to the extent vested in the Limited Partnerships after the termination of such Eligible Employee's employment with J.P. Morgan Chase or its affiliates. The primary reason underlying J.P. Morgan Chase's need to retain former employees as Limited Partners in the Limited Partnerships is that, given the nature of the Limited Partnerships' investments, the Limited Partnerships would not be in a position to readily dispose of assets to generate the cash necessary to redeem or otherwise repurchase the terminated Eligible Employee's interest. J.P. Morgan Chase itself, as a firm, cannot commit to always provide the funds necessary to effect a redemption under any and all circumstances.

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17 The nature of the information that the issuers in these letters undertook to provide to security holders also differed from the information that will be provided by the Limited Partnerships. Most of these differences relate to distinctions between the reporting obligations of operating companies and Registered Funds. For example, the no-action letters focus on executive compensation disclosure, information that is generally not relevant to funds, like the Limited Partnerships, that are externally managed and have no employees.

18 Sarnoff Corporation (July 16, 2001) ("Sarnoff"); Convenience Store Investments (July 7, 1995) ("CSI").

In addition, J.P. Morgan Chase has structured the Partnership Agreements to avoid the disincentive that would arise if the General Partner were required to repurchase an Eligible Employee's Units upon termination of employment in all cases. An automatic redemption or repurchase provision that divests an Eligible Employee of his or her vested Unit upon the termination of employment could have the effect of depriving the participant of the benefit of its investment in the Limited Partnership prematurely, especially if the redemption or repurchase occurs at a time when the investments are still valued at cost (which is often the case until investments reach a certain stage of "maturation"). The Limited Partnerships will invest in illiquid securities or other assets, and it may often take a number of years to realize any gain on these investments. Forced sales by the Limited Partnerships of illiquid investments in part (in order to generate the necessary cash for redemption) could adversely affect the value of the investments retained by the Limited Partnerships. Furthermore, the illiquid nature of the Limited Partnerships' portfolio of investments will also make a market valuation of an Eligible Employee's interest difficult.

J.P. Morgan Chase believes that such a result may be unfair to the Limited Partner, particularly in situations where the termination of employment occurred through no fault of the Eligible Employee *(e.g.,* a termination by J.P. Morgan Chase or an affiliated company without cause). A compulsory redemption of employees' interests upon termination of employment in each case would represent a disincentive to participation and might compel many Eligible Employees to decline to participate in the Limited Partnerships.

A fair reading of certain of these no-action letters and orders suggests that continued employment was one of the means by which employee/security holders obtained information about the non-public issuer.[19] For example, in FMR the incoming letter emphasized that there were frequent exchanges of information with employees of the company that resulted in information being available to employees in a more timely manner and with greater frequency than information made available by reporting companies."

Similarly, the McKinsey application emphasized that employees who received stock, by virtue of their positions and continuing employment with the company, had access to and received pertinent information concerning the company.[20] A Limited Partner in the Limited Partnerships will not be dependent on his or her employment with J.P. Morgan Chase to receive pertinent information in connection with his or her Units. A Limited Partner whose employment with J.P. Morgan Chase has terminated will be entitled to continue to receive the same information as received by Limited Partners who remain employed by J.P. Morgan Chase as set

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19 The issuers may also have had an interest in repurchasing the stock from departing employees to avoid providing the non-employees with proprietary information that could fall into the hands of competitors.

20 McKinsey Application at 12.

forth above in "C. Limited Partners Will Have Adequate Information Regarding the Limited Partnerships Without Public Registration and Reporting."

As in the case of Citigroup, the availability of this type of information is not a factor for the Limited Partnerships. As discussed above under "C. Limited Partners Will Have Adequate Information Regarding the Limited Partnerships Without Public Legislation and Reporting," a Limited Partner no longer employed by J.P. Morgan Chase will continue to receive the same reports concerning the Limited Partnership that he or she would have received if still employed by J.P. Morgan Chase. Additionally, because 100% of the capital contributions of the Limited Partners are required to be made upon closing, a terminated employee will not have any other investment decisions to make with respect to the Limited Partnerships that would benefit from any insights he or she would have as an employee of J.P. Morgan Chase.

In this connection, it should again be emphasized that all of the Limited Partners, other than the Managing Employees, will be accredited investors under the individual income test of Regulation D of the Securities Act. All of the Limited Partners will be sophisticated investors who will make their investment with the knowledge that the Units involve a high degree of risk and are essentially illiquid. These factors are not necessarily present in the precedents discussed above.

We believe it would be appropriate and consistent with the precedents discussed above to grant the requested relief with respect to the Units of each of the Limited Partnerships. While the conditions of certain of those no-action letters and orders differ from those requested by the Limited Partnerships, these types of conditions are not necessary or appropriate for employees' securities companies such as the Limited Partnerships.

Additionally, we would like to direct the Staff's attention to the update to the Division of Corporation Finance's Current Issues and Rulemaking Projects Outline dated November 14, 2000, which was made publicly available on March 29, 2001 (the "Update"). The Update outlines the Staff's revision of the conditions to be satisfied by an issuer to receive relief from having to register employee stock options as a class of securities under Section 12(g). The Staff stated in the Update that they would consider granting relief in situations where the conditions of prior no-action letters are met with certain modifications, which include the ability of former employees to retain their vested options. We believe that the same policy considerations that led the Staff to conclude in the Update that having former employees retain their stock options was no longer an impediment to receiving relief from the registration requirements of Section 12(g) should also apply in the context of former employees retaining their Units in the Limited Partnerships.

F. The Limited Partnerships Will Be Exempt from Registration Under the Investment Company Act.

Under the 40 Act Orders, the Limited Partnerships will be exempt from all provisions of the Investment Company Act, except Section 9, certain provisions of Section 17 and 30, Sections 36 through 53 of the Investment Company Act, and the rules and regulations thereunder. The Limited Partnerships will be, therefore, exempt from the registration requirement under, and most other provisions of, the Investment Company Act, including the provisions that are the most analogous to the provisions affecting the Limited Partnerships if they were to register under the Exchange Act. In particular, the Limited Partnerships will have no obligation to register or file semi-annual reports with the Commission and will not be subject to the proxy rules or short-swing profit rules that would apply to registered closed-end investment companies.

In granting the relief under the 40 Act Orders, the Division of Investment Management has made the determination that concerns of abuse and overreaching of investors, which the Investment Company Act was designed to prevent, will not be present in view of the nature of the Limited Partnerships' operations. We believe it would be appropriate and consistent to exempt the Limited Partnerships from similar registration and disclosure requirements imposed by the Exchange Act.

G. Public Registration and Reporting Would Pose an Unnecessary Burden upon J.P. Morgan Chase.

In addition to the factors identified by Congress in the 1964 Amendments, J.P. Morgan Chase notes that requiring the Limited Partnerships to register under Section 12(g) of the Exchange Act and thus becoming subject to, among other things, the periodic reporting requirements under the Exchange Act would inevitably render J.P. Morgan Chase's incentive program for key employees impractical, for two principal reasons. First, imposition of the reporting requirements would effectively disclose the terms of J.P. Morgan Chase's employee incentive scheme to the public, including revealing an important part of J.P. Morgan Chase's employee compensation arrangements to its competitors. Second, and potentially more troublesome to J.P. Morgan Chase, the reporting requirements that would be imposed on the Limited Partnerships if they were required to comply with Section 12(g) would cause details of the private equity investment activities of J.P. Morgan Partners to become public information. Pursuant to a business decision made by J.P. Morgan Chase, this kind of detailed information is currently not available to the public.[21] Accordingly, registration of the Limited Partnerships and

21 From time to time, J.P. Morgan Chase, which is subject to the reporting requirements of the Exchange Act, has publicly disclosed limited summary information concerning the performance of J.P. Morgan Partners' direct private investments. This public disclosure is voluntarily made by J.P. Morgan Chase to comply with Regulation FD and is not intended to satisfy the detailed Section 12(g) reporting requirements.

the Units under Section 12(g) of the Exchange Act is extremely prejudicial to J.P. Morgan Chase as a business matter, and without satisfying a public policy objective, would compel J.P. Morgan Chase to restrict participation in the Limited Partnerships to fewer than 500 holders. Imposing the "less than 500" limit has a number of undesirable business consequences for J.P. Morgan Chase and its key employees. Through a series of recent acquisitions, J.P. Morgan Chase is now the second largest banking institution in the United States and has approximately 75,000 employees. As a result, perhaps the most significant negative consequence is the fact that similarly situated employees cannot be treated in the same manner because the numerical limit inevitably causes some employees to be permitted to participate in the Limited Partnerships while others are excluded, creating a perception of arbitrariness and unfairness within the firm. In order to seek to address this perception, J.P. Morgan Chase would be put into the position of structuring alternative employee benefit arrangements for those who were excluded from the Limited Partnerships, increasing the administrative and operational burdens on the firm while at the same time not addressing the negative perception described above. In addition, without the requested relief, J.P. Morgan Chase and its employees would be at a disadvantage from smaller competitors who are not forced to unfairly and arbitrarily choose among thousands of employees to comply with the 500 holder limitation. Finally, the limit prevents J.P. Morgan Chase from fulfilling its goal of employee hiring and retention in a manner that J.P. Morgan Chase believes is in the best interests of the firm and its employees, which has obvious negative implications on the firm as a whole.

As a result of the above-stated reasons, we believe that causing the Limited Partnerships to comply with Section 12(g) would be excessively burdensome on and impractical to the Limited Partnerships.

H. Participants in the Limited Partnerships Will Be Entirely Passive.

The Limited Partnerships will be structured in such a manner that the Limited Partners, once they have made their investments in the Limited Partnerships, will be entirely passive and will not participate in the management or control of the Limited Partnerships' activities. Once a Limited Partner makes his or her capital contribution to the relevant Limited Partnership, such Limited Partner will not have an opportunity to revisit their investment decision or make further investment decisions with respect to their capital contribution. Limited Partners will not be presented with any continuing investment decisions in connection with their interests in the Limited Partnerships. As a result, once their investments are made, Limited Partners will only be entitled to receive distributions as and when the Limited Partnerships' investments are sold or otherwise realized. The Limited Partners will not have the option to reinvest any distributions received by the Limited Partnerships in future investments made by the Limited Partnerships. The Limited Partners will not have the right to remove J.P. Morgan Partners, as the entity managing each of the Partnerships' affairs, and will not be entitled to vote on any matter other than certain amendments or waivers of the Limited Partnerships' terms, if and when proposed by the Limited Partnerships' manager, or approvals required to be obtained on behalf of the Limited Partnerships under Section 206(3) of the Advisers Act.[22] If any amendments or waivers of the Limited Partnerships' terms are proposed, or an approval is required under the Adviser's Act, adequate information will be provided to the Limited Partners at that time in order to enable them to make their decisions on an informed basis.

Conclusion

For the foregoing reasons, we respectfully request that the Staff confirm that the Commission will not recommend any enforcement action if the Limited Partnerships do not comply with the registration and reporting requirements arising under Section 12(g) of the Exchange Act.

In accordance with Securities Act Release No. 33-6269, seven additional copies of this letter are enclosed.

If additional information is needed with respect to the matters set forth herein, please contact either the undersigned of this firm at (212) 408-2408, or Rosa A. Testani at (212) 408-2452. In the event that the Staff is not inclined to respond favorably to this request, we would appreciate the opportunity to discuss your concerns before receiving your written response.

Very truly yours,

Howard M. Bergtraum

cc: Catherine M. Crowley

22 Approvals are required under Section 206(3) in connection with certain transactions between the Limited Partnerships, on the one hand, and J.P. Morgan Chase, on the other hand, or in which J.P. Morgan Chase acts as a broker in certain transactions between the Limited Partnerships and another party.